UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

View, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Titles of Class of Securities)

92671V106

(CUSIP Number)

Jason Barnett

RXR Realty LLC

c/o Chief Legal Officer, RXR

625 RXR Plaza

Uniondale, NY 11556

(516) 506-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 2, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92671V106

1	NAME OF REPORTING PERSON RXR Realty LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 202,945(1)(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 202,945(1)(2)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 202,945
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.99%(2)
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

(1)

Consists of (i) 33,333 shares of Class A Common Stock, (ii) 16,666 shares of Class A Common Stock issuable upon the exercise of the WorxWell Warrants and (iii) up to an aggregate of 152,946 shares of Class A Common Stock acquirable upon conversion of Existing Notes or upon the exercise of the FP Services Warrants as a result of the 4.99% Beneficial Ownership Limitation.

(2)

Based upon 4,067,035 shares of Class A Common Stock reported to be outstanding as of November 9, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 filed with the Securities and Exchange Commission on November 14, 2023.

CUSIP No. 92671V106

1	NAME OF REPORTING PERSON RXR Properties Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 152,946(1)(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 152,946(1)(2)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 152,946
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.99%(2)
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

(1)

Represents the maximum number of shares that could be issued upon conversion of the Existing Notes as a result of the Beneficial Ownership Limitation and beneficial ownership of RXR Management Holdings LLC of 33,333 shares of Class A Common Stock and 16,666 shares of Class A Common Stock issuable upon the exercise of the WorxWell Warrants.

(2)

Based upon 4,067,035 shares of Class A Common Stock reported to be outstanding as of November 9, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 filed with the Securities and Exchange Commission on November 14, 2023.

CUSIP No. 92671V106

1	NAME OF REPORTING PERSON RXR FP GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 152,946(1)(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 152,946(1)(2)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 152,946
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.99%(2)
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

(1)

Represents the maximum number of shares that could be issued upon conversion of the Existing Notes as a result of the Beneficial Ownership Limitation and beneficial ownership of RXR Management Holdings LLC of 33,333 shares of Class A Common Stock and 16,666 shares of Class A Common Stock issuable upon the exercise of the WorxWell Warrants.

(2)

Based upon 4,067,035 shares of Class A Common Stock reported to be outstanding as of November 9, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 filed with the Securities and Exchange Commission on November 14, 2023.

CUSIP No. 92671V106

1	NAME OF REPORTING PERSON RXR FP Investor LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 152,946(1)(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 152,946(1)(2)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 152,946
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.99%(1)
14	TYPE OF REPORTING PERSON PN

(1)

Represents the maximum number of shares that could be issued upon conversion of the Existing Notes as a result of the Beneficial Ownership Limitation and beneficial ownership of RXR Management Holdings LLC of 33,333 shares of Class A Common Stock and 16,666 shares of Class A Common Stock issuable upon the exercise of the WorxWell Warrants.

(2)

Based upon 4,067,035 shares of Class A Common Stock reported to be outstanding as of November 9, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 filed with the Securities and Exchange Commission on November 14, 2023.

CUSIP No. 92671V106

1	NAME OF REPORTING PERSON RXR FP Investor II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 152,946(1)(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 152,946(1)(2)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 152,946
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.99%(2)
14	TYPE OF REPORTING PERSON PN

(1)

Represents the maximum number of shares that could be issued upon conversion of the Existing Notes as a result of the Beneficial Ownership Limitation and beneficial ownership of RXR Management Holdings LLC of 33,333 shares of Class A Common Stock and 16,666 shares of Class A Common Stock issuable upon the exercise of the WorxWell Warrants.

(2)

Based upon 4,067,035 shares of Class A Common Stock reported to be outstanding as of November 9, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 filed with the Securities and Exchange Commission on November 14, 2023.

CUSIP No. 92671V106

1	NAME OF REPORTING PERSON RXR FP Investor III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 71,736(1)(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 71,736(1)(2)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,736(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.8%(1)
14	TYPE OF REPORTING PERSON PN

(1)

Consists of 71,736 shares of Class A Common Stock issuable upon exercise of all Existing Notes held by RXR FP Investor III LP, provided that the conversion of such Existing Notes is subject to the Beneficial Ownership Limitation.

(1)

Based upon 4,067,035 shares of Class A Common Stock reported to be outstanding as of November 9, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 filed with the Securities and Exchange Commission on November 14, 2023.

CUSIP No. 92671V106

1	NAME OF REPORTING PERSON RXR FP Services LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 52,840(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 52,840(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,840
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.3%(2)
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

(1)	Consists of 52,840 shares of Class A Common Stock issuable upon the exercise of the FP Services Warrants, provided that exercise of such warrants is subject to the Beneficial Ownership Limitation.
(2)

Based upon 4,067,035 shares of Class A Common Stock reported to be outstanding as of November 9, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 filed with the Securities and Exchange Commission on November 14, 2023.

CUSIP No. 92671V106

1	NAME OF REPORTING PERSON RXR Management Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 49,999(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 49,999(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,999
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.2%(2)
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

(1)	Consists of (i) 33,333 shares of Class A Common Stock and (ii) 16,666 shares of Class A Common Stock issuable upon the exercise of the WorxWell Warrants.
(2)

Based upon 4,067,035 shares of Class A Common Stock reported to be outstanding as of November 9, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 filed with the Securities and Exchange Commission on November 14, 2023.

CUSIP No. 92671V106

1	NAME OF REPORTING PERSON Urban Solutions LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 49,999(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 49,999(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,999
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.2%(2)
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

(1)	Consists of (i) 33,333 shares of Class A Common Stock and (ii) 16,666 shares of Class A Common Stock issuable upon the exercise of the WorxWell Warrants.
(2)

Based upon 4,067,035 shares of Class A Common Stock reported to be outstanding as of November 9, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 filed with the Securities and Exchange Commission on November 14, 2023.

CUSIP No. 92671V106

1	NAME OF REPORTING PERSON RXR Urban Workplaces LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 49,999(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 49,999(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,999
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.2%(2)
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

(1)	Consists of (i) 33,333 shares of Class A Common Stock and (ii) 16,666 shares of Class A Common Stock issuable upon the exercise of the WorxWell Warrants.
(2)

Based upon 4,067,035 shares of Class A Common Stock reported to be outstanding as of November 9, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 filed with the Securities and Exchange Commission on November 14, 2023.

Explanatory Note

This Amendment No. 2 to the statement on Schedule 13D (this “Amendment”) relates to the shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”) of View, Inc., a Delaware corporation (the “Issuer”), and amends the statement on Schedule 13D filed on October 26, 2023 (the “Original Schedule 13D”), as amended and supplemented by Amendment No.1 filed by the Reporting Persons on February 6, 2024 (together with this Amendment, the “Schedule 13D”). Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged. Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 6 of this Amendment No. 2 is incorporated by reference herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

On April 2, 2024, the Issuer, View Operating Corporation, and Iotium, Inc. (collectively, the “Debtors”) entered into a Restructuring Support Agreement (including all exhibits thereto, the “Restructuring Support Agreement”) with (i) lenders, including certain of the Reporting Persons, holding 100% of the aggregate principal amount of the Credit Agreement (as defined in the Original Schedule 13D), (ii) holders of Existing Notes (as defined in the Original Schedule 13D), including certain of the Reporting Persons, holding 90.3% of the aggregate principal amount of the Existing Notes (the parties described in (i) and (ii) collectively, the “Consenting Creditors”), and (iii) affiliate non-debtor guarantors View Smart Building Technology Inc., Iotium Systems Private Limited, and Iotium Systems Australia PTY LTD (together, the “Consenting Non-Debtor Guarantors”). Specifically, the following Reporting Persons and their affiliates are parties to the Restructuring Support Agreement: RXR FP Investor LP, RXR FP Investor II LP, RXR FP Investor III LP, and RXR FP Investor IV LP.

The Restructuring Support Agreement reflects an agreement to implement a prepackaged restructuring of the Company and other Debtors through the commencement of voluntary chapter 11 cases under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) with a prepackaged chapter 11 plan (the “Prepackaged Plan”), by which holders of the Debtors’ existing funded debt will receive 100% of the equity of the reorganized Company.

The transactions contemplated by the Restructuring Support Agreement and the Prepackaged Plan include, among other things: (i) the conversion of the senior secured term loans under the Credit Agreement into 54.2% of the equity interests of the reorganized Company; (ii) the conversion of the Existing Notes into 10% of the equity interests of the reorganized Company; (iii) issuance of 35.8% of equity interests in the reorganized Company to the lenders that provide the Tranche C Funding Commitment (as defined in the Restructuring Support Agreement); and (iv) the cancellation of all existing equity interests of all Debtors, including the Issuer’s Class A Common Stock and warrants held by the Reporting Persons.

The Restructuring Support Agreement also contemplates a $17.5 million debtor-in-possession (“DIP”) financing facility to be provided by certain existing lenders or affiliates thereof (including certain of the Reporting Persons and their affiliates), which may be rolled into an exit facility and upon emergence, a $32.5 million new-money exit financing facility to be provided by certain existing lenders or affiliates thereof (including certain of the Reporting Persons and their affiliates). Specifically, pursuant to a term sheet dated April 2,

2024 (the “DIP Term Sheet”), by and among the Company, as Borrower, the other Debtors, as guarantors, Cantor Fitzgerald Securities, as administrative agent, and the lenders party thereto, including certain of the Reporting Persons (collectively, the “DIP Lenders”), and in connection with the Chapter 11 Cases and the Restructuring Support Agreement, the DIP Lenders have agreed to provide a priming, senior secured, superpriority debtor-in-possession delayed draw term loan facility (the “DIP Facility”) in an aggregate principal amount equal to up to $17,500,000 to the Company on the terms set forth in the DIP Term Sheet, the Bankruptcy Court’s (as defined below) order governing the DIP Facility and any other definitive documentation to be negotiated, executed, and delivered by the Company, Cantor Fitzgerald Securities, and the DIP Lenders in connection therewith. The DIP Lenders’ obligations to provide the DIP Facility are subject to various conditions customary for DIP financings of this type, as described in the DIP Term Sheet.

The Restructuring Support Agreement contains customary representations, warranties, affirmative and negative covenants, and events of default. The Restructuring Support Agreement contains milestones relating to the Chapter 11 Cases (as defined below), which include the dates by which the Debtors are required to, among other things, file certain motions and documents (including the Prepackaged Plan and disclosure statement for the Prepackaged Plan (the “Disclosure Statement”)) with the Bankruptcy Court, obtain certain orders of the Bankruptcy Court, and consummate the Debtors’ emergence from chapter 11 protection.

The Restructuring Support Agreement may be mutually terminated by the Required Consenting Creditors (as defined in the Restructuring Support Agreement) and the Company. The Restructuring Support Agreement will automatically terminate after the effective date of the Prepackaged Plan. Moreover, the Consenting Creditors, the Consenting Non-Debtor Guarantors, and the Company each have termination rights if certain conditions, including milestones set forth in the Restructuring Support Agreement, as applicable, are not met.

The entry into the Restructuring Support Agreement constitutes an event of default that accelerated the Debtors’ respective obligations under certain debt instruments, including but not limited to the Credit Agreement, pursuant to which certain Reporting Persons are lender parties. The terms of the Credit Agreement provide that, as a result of the entry into the Restructuring Support Agreement, the principal and accrued and unpaid interest due thereunder shall be immediately due and payable. The amount of the obligations due under the Credit Agreement is approximately $52,108,299. Any efforts to enforce such payment obligations under the Credit Agreement are automatically stayed as a result of the Chapter 11 Cases, and the creditors’ rights to enforce the Credit Agreement are subject to the applicable provisions of the Bankruptcy Code.

As contemplated by the Restructuring Support Agreement, on April 2, 2024 (the “Petition Date”), the Debtors filed voluntary petitions in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) for relief under chapter 11 of the Bankruptcy Code, thereby commencing the chapter 11 cases (the “Chapter 11 Cases”).

The transactions contemplated by the Restructuring Support Agreement, the Prepackaged Plan, and the DIP Term Sheet are subject to certain customary conditions, including approval by the Bankruptcy Court. Accordingly, no assurance can be given that the transactions described in the Restructuring Support Agreement, including the Prepackaged Plan, or that the DIP Facility, will be consummated.

The foregoing description of each of the Restructuring Support Agreement, including the Prepackaged Plan and the DIP Term Sheet, does not purport to be complete and is qualified in its entirety be reference to the full and complete terms of the Restructuring Support Agreement, including the Prepackaged Plan attached as Exhibit B thereto, and the DIP Term Sheet, a copy of each of which is attached as an exhibit to this Schedule 13D and is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit No.	Exhibit

99.12	Restructuring Support Agreement, dated April 2, 2024, by and among View, Inc. and the parties thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the Commission on April 2, 2024).

99.13	Summary of Proposed Terms and Conditions for DIP Financing and Use of Cash Collateral, dated as of April 2, 2024, by and among View, Inc. and the parties thereto (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed with the Commission on April 2, 2024).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2024

RXR REALTY LLC

/s/ Jason Barnett
Name:	Jason Barnett
Title:	Authorized Signatory

RXR PROPERTIES HOLDINGS LLC

/s/ Jason Barnett
Name:	Jason Barnett
Title:	Authorized Signatory

RXR FP GP LLC

/s/ Jason Barnett
Name:	Jason Barnett
Title:	Authorized Signatory

RXR FP INVESTOR LP

/s/ Jason Barnett
Name:	Jason Barnett
Title:	Authorized Signatory

RXR FP INVESTOR II LP

/s/ Jason Barnett
Name:	Jason Barnett
Title:	Authorized Signatory

RXR FP INVESTOR III LP

/s/ Jason Barnett
Name:	Jason Barnett
Title:	Authorized Signatory

RXR FP SERVICES LLC

/s/ Jason Barnett
Name:	Jason Barnett
Title:	Authorized Signatory

RXR MANAGEMENT HOLDINGS LLC

/s/ Jason Barnett
Name:	Jason Barnett
Title:	Authorized Signatory

URBAN SOLUTIONS LLC

/s/ Jason Barnett
Name:	Jason Barnett
Title:	Authorized Signatory

RXR URBAN WORKPLACES LLC

/s/ Jason Barnett
Name:	Jason Barnett
Title:	Authorized Signatory